[Letterhead of]
                        Strategic Defense Alliance Corp.

                                 March 14, 2006

Securities and Exchange Commission
Washington, DC 20549

Attention: Ms. Raquel Howard

                                  Re:   Strategic Defense Alliance Corp.
                                        Form 8-K, Filed March 8, 2006
                                        File No. 000-51377

Ladies and Gentlemen:

      Strategic Defense Alliance Corp. (the "Company"), is filing an amendment on Form 8-K/A to its Form 8-K in response to the questions raised by the Commission in its letter of comments dated March 13, 2006. The responses below are keyed to the comments numbers in the letter of comments.

      1. In response to the comments from the Commission, the second sentence in the first paragraph has been deleted.

      2. The disclosure in the second paragraph has been revised to state that the audit report of Marcum and Kliegman LLP did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles.

      3. The third paragraph has been revised to state that on January 11, 2006, the Company acquired all of the issued and outstanding stock of Computer Networks & Software, Inc. in a transaction accounted for as a reverse acquisition.

      4. Marcum & Kliegman LLP has reviewed the revised disclosure and the updated Exhibit 16.1 is included as an exhibit.

      The Company hereby confirms that

      o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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      If you have any questions, please do not hesitate to contact Paul B.
Silverman, Chief Executive Officer at (703) 430-4738.

                                               Very truly yours,

                                               s/Paul B. Silverman
                                               Paul B. Silverman, CEO